UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Approval of Board of Directors

Regarding the Share Exchange with TONGYANG Life Insurance Co., Ltd.

On April 24, 2026, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve a share exchange agreement with TONGYANG Life Insurance Co., Ltd. (“Tongyang Life Insurance”) to incorporate Tongyang Life Insurance as a wholly owned subsidiary of Woori Financial Group. On July 24, 2026, Woori Financial Group obtained the approval of its board of directors in lieu of holding a shareholders’ meeting for the share exchange.

For more details about this share exchange, please refer to the prior disclosures on the forms listed below:

•	Form 6-K on April 24, 2026, Decision on Share Exchange

•	Form 6-K on April 24, 2026, Notice of Record Date

•	Form 6-K/A on April 29, 2026, Decision on Share Exchange

•	Form 6-K/A on May 14, 2026, Decision on Share Exchange

•	Form CB on July 16, 2026, Tender Offer/Rights Offering Notification Form

※	Remaining major events

•	Effective date of share exchange: August 11, 2026 (expected)

•	Listing of new shares of Woori Financial Group: August 31, 2026 (expected)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President